February 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc.

Registration File No. 333-169726

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-169726) so that such Registration Statement may be declared effective at 11:00 a.m. on Wednesday, February 23, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jay Spinola of Willkie Farr & Gallagher LLP at (212) 728-8970, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Apollo Senior Floating Rate Fund Inc.

By:	/s/ Joseph D. Glatt

Name: Joseph D. Glatt Title: Secretary